Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
iOThree Maritime Technologies Limited	British Virgin Islands	100%
iO3 Pte. Ltd.	Singapore	100%
iO3 Sdn. Bhd.	Malaysia	100%